UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) February 19, 2003

First Midwest Bancorp, Inc.
(Exact name of registrant as specified in its charter)

Delaware	**0-10967**	**36-3161078**
(State or other jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

300 Park Boulevard, Suite 405, Itasca, Illinois	**60143**
(Address of principal executive offices)	(Zip Code)

(630) 875-7450
(Registrant's telephone number, including area code)

N/A
(Former name and address, if changed since last report)

FIRST MIDWEST BANCORP, INC.
FORM 8-K
February 19, 2003

Item 7. Financial Statements and Exhibits

(a) and (b) not applicable

(c) Exhibit Index:

99   Press Release issued by First Midwest Bancorp, Inc. dated February 19, 2003.

Item 9. Regulation FD Disclosure

On February 19, 2003, First Midwest Bancorp, Inc. issued a press release announcing its participation in the Midwest 2003 Super-Community Bank Conference. This press release, dated February 19, 2003, is attached as Exhibit 99 to this report.

The following Items are not applicable for this Form 8-K:

Item 1.   Changes in Control of Registrant

Item 2.   Acquisition or Disposition of Assets

Item 3.   Bankruptcy or Receivership

Item 4.   Changes in Registrant's Certifying Accountant

Item 5.   Other Events and Regulation FD Disclosure

Item 6.   Resignations of Registrant's Directors

Item 8.   Change in Fiscal Year

Item 12.   Disclosure of Results of Operations and Financial Condition

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

First Midwest Bancorp, Inc.
(Registrant)

Date: February 19, 2003   /s/ MICHAEL L. SCUDDER
                                        Michael L. Scudder
                                        Executive Vice President

Exhibit 99

News Release

First Midwest Bancorp
300 Park Blvd., Suite 405
P.O. Box 459
Itasca, Illinois 60143-9768
(630) 875-7450

[LOGO]   **First Midwest Bancorp, Inc.**

FOR IMMEDIATE RELEASE

CONTACT: Steven H. Shapiro
(630) 875-7345
www.firstmidwest.com

TRADED: Nasdaq
SYMBOL: FMBI

FIRST MIDWEST TO PARTICIPATE
IN MIDWEST 2003 SUPER-COMMUNITY BANK CONFERENCE

ITASCA, IL., FEBRUARY 19, 2003 – First Midwest Bancorp, Inc. **(Nasdaq: FMBI)** today announced that it will be participating in the Midwest 2003 Super-Community Bank Conference to be held in Chicago, Illinois on February 25 - 26, 2003. John M. O'Meara, First Midwest's President and Chief Executive Officer, is scheduled to present at the Conference on February 26th at 11:35 AM (CST). Interested individuals may view a live webcast of the presentation by accessing http://www.super-communitybanking.com/midwest.htm. For those unable to attend the live broadcast, a replay will be available on the aforementioned website for approximately 7 days following the presentation. A copy of the slides used in the presentation is also available by accessing the Investor Relations section of the Company's website, *www.firstmidwest.com.*

With assets of approximately $6.0 billion, First Midwest is the largest independent and one of the overall largest banking companies in the highly attractive suburban Chicago banking market. As the premier independent suburban Chicago banking company, First Midwest provides commercial banking, trust, investment management and related financial services to a broad array of customers through 70 offices located in more than 40 communities primarily in northern Illinois.

#   #   #